
September 3, 2021

William Brennan
Chief Executive Officer
Credo Technology Group Holding Ltd
1600 Technology Drive
San Jose, CA 95110

Re: Credo Technology Group Holding Ltd
Draft Registration Statement on Form S-1
Submitted August 12, 2021
CIK No. 0001807794

Dear Mr. Brennan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong and China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or

completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Prospectus Summary, page 1

4. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong and China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred

between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Risk Factors, page 14

7.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

8.   In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Business, page 80

9.   The description of your business is highly technical and may be difficult for investors who are not experts in your industry to understand. Please revise your disclosure here and in the Prospectus Summary to ensure it is clear, concise, and understandable in accordance with Rule 421 of Regulation C, including the following:

   •   Eliminate or limit business and technical jargon; explain remaining terms and phrases which are technical in nature or whose meaning is not readily apparent;

   •   Reduce your use of acronyms; if there are some acronyms you cannot eliminate, consider using a shortened name for the description instead of an acronym; and

   •   Consider adding pictures, graphs, or other design elements to depict your technology.

10.   We note contingent language on page 35 that states "to the extent" your products are subject to regulation, their export "may be limited", "may require export authorizations", or may be subject to sale/supply prohibitions. Please revise to clarify the actual need for government approval and effects of governmental regulations on your business. See

Item 101(h) of Regulation S-K. Please include further information regarding your voluntary self-disclosure concerning apparent export violations, describing the process, potential outcomes, and any material risks that may arise.

Certain Relationships and Related Party Transactions, page 102

11. We note the amended and restated members agreement provides certain holders pro rata participation rights in sales by you of new securities and information rights. Please clarify whether these participation rights apply to shares being sold in your initial offering and, if so, provide additional information regarding such rights here or in the Underwriting section. Please also clarify what is meant by the reference to "information rights."

Principal Shareholders, page 105

12. We note that the information in the beneficial ownership table is current as of April 30, 2021. Please update the information as of the most recent practicable date. See Item 403 of Regulation S-K.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

13. We note the issuance and sale of your convertible preferred shares to recipients who had "adequate access, through their relationships with us, to information about us." Please name the persons or identify the class of persons to whom such securities were sold. See Item 701 of Regulation S-K.

Item 16. Exhibit Index, page II-4

14. We note references to Proprietary or Confidential Information and Inventions Agreements signed with your named executive officers. Please file a form of such agreement as an exhibit pursuant to Item 601(b)(10). In addition, please revise the footnote to Exhibit 10.9 to indicate that information has been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Signatures, page II-5

15. Please confirm that William Brennan, the signatory on behalf of the registrant, is the registrant's duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

General

16. Please revise the prospectus cover page to identify the nature of the underwriting arrangements. See Item 501(b)(8) of Regulation S-K. We note that the initial public offering price will be determined through negotiations with the underwriters; please also describe the factors considered in determining the offering price. See Item 505 of Regulation S-K.

   You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Alan Denenberg